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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A


                               AMENDMENT NO. 2

                                      TO

                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           OUTBOARD MARINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                           OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    690020102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           OUTBOARD MARINE CORPORATION
                               100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With a copy to:

                            D. JEFFREY BADDELEY, ESQ.
                            VICE PRESIDENT, SECRETARY
                               AND GENERAL COUNSEL
                           OUTBOARD MARINE CORPORATION
                               100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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        This Amendment No. 2 (this "Amendment") is to the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9") that relates to the offer by Greenmarine Acquisition Corp.,
a Delaware   corporation (the "Offeror") and a wholly-owned subsidiary of
Greenmarine Holdings LLC, a Delaware limited liability company (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 8, 1997, as amended (the "Greenmarine Schedule 14D-1"), to purchase all outstanding shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), together with (unless and until Greenmarine declares that the Rights Condition (as defined in the Offer defined below) is satisfied) the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 24, 1996, as amended (the "Rights Agreement"), by and between the Company and First Chicago Trust Company of New York, as Rights Agent, at a price of $18.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").



        The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Capitalized terms used in this Amendment but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.


        The Company's Board of Directors determined that, in the circumstances of the Offer, it was advisable for the administration of the Rights Agreement that the occurrence of the Distribution Date (as defined in the Rights Agreement) as it applied to the Offer be deferred to a later date. Accordingly, pursuant to a resolution, the Company's Board of Directors determined that, for purposes of the Offer, the Distribution Date would be extended until (i) 12:00 noon on September 8, 1997 or (ii) such other date as may be determined in good faith by the Company's Board of Directors.



        On September 4, 1997, DDC filed an Amendment to its Tender Offer Statement on Schedule 14D-1 dated July 15, 1997, as amended (the "DDC Schedule 14D-1") relating to the extension by DDC of the DDC Offer until 12:00 midnight, New York City time, on September 8, 1997.













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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.


Dated: September 5, 1997              OUTBOARD MARINE CORPORATION


                                      By: /s/ HARRY W. BOWMAN
                                      -----------------------------------------
                                      Name:    Harry W. Bowman
                                      Title:   Chairman of the Board,
                                               President and Chief
                                               Executive Officer



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                                EXHIBIT INDEX

 * Exhibit 99.1:            Severance Agreement dated as of March 31, 1997, between Harry W.
                            Bowman and the Company.

 * Exhibit 99.2:            Form of Severance Agreement between Outboard Marine Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark
                            J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman,
                            providing for a lump-sum payment of 200% of the sum of Base Pay and
                            Incentive Pay; and between Outboard Marine Corporation and each of Peter
                            W. Brown, Miles E. Dean, Hans Lamens, Robert S. Romano, Peter L.
                            Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B.
                            McFarlane, Russell J. VanRens, Paul R. Rabe, Robert F. Young, George L.
                            Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.

 * Exhibit 99.3:            The form of Amended and Restated Severance Agreement between Outboard
                            Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J.
                            Moerchen and J.P. Murphy.

 * Exhibit 99.4:            The OMC Executive Equity Incentive Plan

 * Exhibit 99.5:            The OMC 1994 Long-Term Incentive Plan

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* Previously filed


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